Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                               June 23, 2008

VIA EDGAR

Ms. Linda Stirling
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:  AllianceBernstein International Growth Fund, Inc.
                Prospectus/Proxy Statement
                File No. 811-08426

Dear Ms. Stirling and Ms. Hatch:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein International Growth Fund, Inc. ("International Growth") regarding International Growth's acquisition of AllianceBernstein International Research Growth Fund, Inc. ("IRG"), as provided orally to Young Seo of this office on June 18, 2008. The Staff's comments and our responses are discussed below.(1)

Comment 1:     A statement regarding which Fund is the accounting survivor should be provided.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Summary: The ten-year performance of International Growth cannot be compared to the nine-year performance of IRG.


Response:      We have revised the disclosure in response to this comment.

Comment 3:     Summary - Comparison of Investment Objectives and Policies: A
               disclosure regarding how the Funds define "foreign company" should be provided.

Response:      The Adviser views foreign companies as those whose principal place of business and primary operations are in non-U.S.
               countries. However, the Adviser does not believe a definition of foreign companies in the disclosure about the Funds is necessary or advisable given the breadth and fluidity of the international capital markets. The disclosure clearly states that the Funds invest globally and discusses the associated risks. The Adviser believes that including a definition of "foreign company" would be potentially limiting and is not consistent with the Funds' flexible investment strategy to consider advantageous investments in the global market.

-----------------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Comment 4:     Summary - Principal Risks & Appendix D: Some of the risks
               described in Appendix D are not listed in the "Principal Risks" section. All of the risks in Appendix D should be listed.

Response:      The "Principal Risks" section lists only the principal risks of investing in the Funds. Appendix D provides a description of each of the principal risks and other potential risks. We have revised the disclosure to clarify that Appendix D provides a description of each of the principal risks and other risks.

Comment 5:     Summary - Principal Risks & Appendix D: A disclosure regarding growth-style risk should be included.

Response:      We have not revised the disclosure in response to this comment.
               We do not think it is necessary or helpful to investors to provide a separate risk description for a "growth-style risk" when the Funds' names include "growth" and this style of investing is commonly understood.

Comment 6:     Summary - Principal Risks: A comparison of the risk exposure of the Funds should be provided.

Response:      We have revised the disclosure in response to this comment to clarify that the Funds have the same risks.

Comment 7:     Summary - Comparison of Distribution and Purchase Procedures: Any
               differences in the distribution and purchase procedures of the Funds should be highlighted.

Response:      We have revised the disclosure in response to this comment to clarify that the distribution and purchase procedures of the Funds are identical.

Comment 8:     Summary - Comparison of Business Structures: Any differences in the business structures of the Funds should be highlighted.

Response:      We have revised the disclosure in response to this comment to clarify that the business structures of the Funds are identical.

Comment 9:     Information About the Funds - Management of the Funds: If the
               Funds have the same Board of Directors, it should be stated so.

Response:      We have revised the disclosure in response to this comment to clarify that the Board of Directors of each Fund is comprised of the same persons.

Comment 10:    Appendix A - Annual Fund Operating Expenses: If there is no waiver and/or expense reimbursement, footnote (a) should be deleted.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Appendix B: Each Fund's policy regarding diversification and senior securities should be provided.

Response:      Each Fund's policy regarding diversification is provided under the heading, "Status." Each Fund's policy regarding senior securities is provided under the heading, "Borrowing." We have added "Senior Securities" to the heading to clarify.

Comment 12:    Appendix D: An explanation of why the Funds are subject to capitalization risk should be provided.

Response:      We have added disclosure in response to this comment.

Comment 13:    Appendix D: A disclosure regarding the risk due to limited holdings of the Funds should be included.

Response:      We have added disclosure in response to this comment.

Comment 14:    Disclosure required under Item 7 of Form N-14 regarding
               shareholder vote information is missing.

Response:      A shareholder vote of IRG is not required under Rule 17a-8 of the
               1940 Act because the acquisition of IRG by International Growth satisfies the following conditions of Rule 17a-8(a)(3): (i) the Funds have the same fundamental policies; (ii) there is no material difference between each Fund's investment advisory contracts, including the advisory fees; (iii) each Fund's Board of Directors is comprised of the same persons; and (iv) the Funds have the same 12b-1 fees. Maryland law does not require a shareholder vote for an open-end fund's transfer of assets.

Accounting Comments
-------------------

Comment 15:    Questions and Answers - Question #5: A disclosure regarding the per share expenses of the Acquisition should be provided.

Response:      We have added the disclosure in response to this comment.

Comment 16:    Questions and Answers - Question #5: A disclosure regarding how long it would take to recoup the costs of the Acquisition should be provided.

Response:      We have added the disclosure in response to this comment.

Comment 17:    Questions and Answers - Question #6: The file number for
               International Growth is missing a digit.

Response:      The digit was inadvertently dropped in the process of edgarizing the document. We will make sure to include the complete file number.

Comment 18:    Any material differences in the Funds' valuation method should be disclosed.

Response:      The Funds' valuation methods are identical.

Comment 19:    Appendix A - Example: For IRG's Class R, Class K and Class I
               shares, the footnote regarding the Adviser's fee waiver has no corresponding reference in the table.

Response:      We have revised the disclosure in response to this comment.

Comment 20:    Appendix H - Captalization: The costs of Acquisition borne by IRG should be disclosed as a pro forma adjustments.

Response:      We have revised the disclosure in response to this comment.

Comment 21:    SAI: Please verify that the 10% test was met within 30 days of the N-14 filing for not including the pro forma financials.

Response:      We verify that the 10% test was met within 30 days of the N-14 filing.


                                      * * *

     We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                               Sincerely,



                                               /s/ Young Seo

cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.